                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         MERIDIAN INDUSTRIAL TRUST, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.001 par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    589643105
                                    ---------
                                 (CUSIP Number)

Ellen Kendall, Esq.                             Gary Smith, Esq.
c/o Prudential Real Estate Investors            O'Melveny & Myers LLP
8 Campus Drive                                  The Citicorp Center
Parsippany, New Jersey  07054                   153 East 53rd Street, 54th Floor
(201) 683-1696                                  New York, New York 10022-4611
                                                (212) 326-2000
John Westney, Esq.
The Prudential Realty Group
One Ravinia Drive, Suite 1400
Atlanta, Georgia 30346
(770) 395-8466

--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.









--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589643105
--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  The Prudential Insurance Company of America

                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Intentionally Omitted)

--------------------------------------------------------------------------------

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------

3                 SEC USE ONLY

--------------------------------------------------------------------------------

4                 SOURCE OF FUNDS

                              WC and OO


5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)              / /

--------------------------------------------------------------------------------

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                              New Jersey

--------------------------------------------------------------------------------

NUMBER OF                     7               SOLE VOTING POWER
SHARES BENEFICIALLY                           8,505,438 Shares
OWNED BY EACH
REPORTING PERSON

                              8               SHARED VOTING POWER
                                              506,894 Shares

                              9               SOLE DISPOSITIVE POWER
                                              7,491,650 Shares

                              10              SHARED DISPOSITIVE POWER
                                              -0-  Shares


                               Page 2 of 26 Pages

--------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,012,332 Shares

--------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES                              / /

--------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     33.64%

--------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON
                    IC, CO, IA

--------------------------------------------------------------------------------


                               Page 3 of 26 Pages

CUSIP No. 589643105
--------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  Strategic Performance Fund-II, Inc.

                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Intentionally Omitted)

--------------------------------------------------------------------------------

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------

3                 SEC USE ONLY

--------------------------------------------------------------------------------

4                 SOURCE OF FUNDS

                              WC

--------------------------------------------------------------------------------

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                / /

--------------------------------------------------------------------------------

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                              Maryland

--------------------------------------------------------------------------------

NUMBER OF                     7               SOLE VOTING POWER
SHARES BENEFICIALLY                           -0- Shares
OWNED BY EACH
REPORTING PERSON
                              8               SHARED VOTING POWER
                                              -0- Shares

                              9               SOLE DISPOSITIVE POWER
                                              1,013,788 Shares

                              10              SHARED DISPOSITIVE POWER
                                              -0- Shares


                               Page 4 of 26 Pages

--------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,013,788 Shares

--------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES                          / /

--------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.78%

--------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON
                    CO

--------------------------------------------------------------------------------


                               Page 5 of 26 Pages

CUSIP No. 589643105
--------------------------------------------------------------------------------

1                 NAME OF REPORTING PERSON
                  The Prudential Variable Contract Real Property Partnership

                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Intentionally Omitted)

--------------------------------------------------------------------------------

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------

3                 SEC USE ONLY

--------------------------------------------------------------------------------

4                 SOURCE OF FUNDS

                              WC

--------------------------------------------------------------------------------

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   / /

--------------------------------------------------------------------------------

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                              New Jersey

--------------------------------------------------------------------------------

NUMBER OF                     7               SOLE VOTING POWER
SHARES BENEFICIALLY                           -0- Shares
OWNED BY EACH
REPORTING PERSON

                              8               SHARED VOTING POWER
                                              506,894 Shares

                              9               SOLE DISPOSITIVE POWER
                                              506,894 Shares

                              10              SHARED DISPOSITIVE POWER
                                              -0- Shares


                               Page 6 of 26 Pages

--------------------------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  506,894 Shares

--------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES                                 / /

--------------------------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.89%

--------------------------------------------------------------------------------

14                TYPE OF REPORTING PERSON
                    PN

--------------------------------------------------------------------------------


                               Page 7 of 26 Pages

ITEM 1.           SECURITY AND THE ISSUER

                  This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share (the "Shares"), of Meridian Industrial Trust, Inc. (the "Company").

                  The name and address of the principal executive offices of the Company is 455 Market Street, 17th Floor, San Francisco, California 94105.


ITEM 2.           IDENTITY AND BACKGROUND

                  This Statement is filed by The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"), Strategic Performance Fund-II, Inc., a Maryland corporation ("SPF-II"), and The Prudential Variable Contract Real Property Partnership, a New Jersey general partnership ("Prudential Variable Contract Partnership"; and collectively with Prudential and SPF-II, the "Reporting Parties"), in each case, with respect to the acquisition by the Reporting Parties of Shares from the Company on September 24, 1997.

                  Prudential directly holds an aggregate of 7,491,650 Shares. Prudential holds 3,801,703 of such Shares for its general account, 808,888 of such Shares on behalf of the Chevron Separate Account, 1,106,931 of such Shares on behalf of the Strategic Performance Fund-I Separate Account, and 1,774,128 of such Shares on behalf of a single client insurance company separate account contained in Group Annuity Contract No. GA-9032 (the "Western Conference of Teamsters Separate Account"; and collectively with the Chevron Separate Account and the Strategic Performance Fund-I Separate Account, the "Separate Accounts"). The Separate Accounts are not legal entities separate from Prudential for purposes of this Statement.

                  SPF-II directly holds an additional 1,013,788 Shares and Prudential Variable Contract Partnership directly holds an additional 506,894 Shares. Prudential may be deemed to be the beneficial owner of the 1,013,788 Shares held by SPF-II by virtue of its power to direct the vote with respect to such Shares pursuant to that certain Investment Advisory Agreement dated as of February 1, 1997 by and between SPF-II and Prudential Investment Corporation, a New Jersey corporation wholly owned by Prudential (the "SPF-II Management Agreement"). Prudential may also be deemed to be the beneficial owner of the 506,894 Shares held by Prudential Variable Contract Partnership by virtue of its power to direct the vote with respect to such Shares pursuant to that certain Investment Management Agreement dated as of April 29, 1988 by and between Prudential Variable Contract Partnership and Prudential (the "Prudential Variable Contract Partnership


                               Page 8 of 26 Pages

Management Agreement"). The foregoing description of the SPF-II Management Agreement and the Prudential Variable Contract Partnership Management Agreement is qualified in its entirety by reference to such Agreements, copies of which are filed as Exhibits X and XI hereto, respectively, and are incorporated herein by reference.

                  Prudential is an insurance company and the address of its principal business and principal office is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102. SPF-II is a corporation and a private real estate investment trust principally engaged in the business of investing in a portfolio of professionally managed real property. The address of SPF-II's principal business and principal office is 8 Campus Drive, 4th Floor, Parsipanny, New Jersey 07054. Prudential Variable Contract Partnership is a general partnership and its principal business is to own, operate, sell, and lend monies secured by an interest in real estate and acquire real property. The address of Prudential Variable Contract Partnership's principal business and principal office is 8 Campus Drive, 4th Floor, Parsipanny, New Jersey 07054.

                  During the past five years, none of the Reporting Parties and, to the knowledge of each Reporting Party, none of the executive officers or directors of any of the Reporting Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the past five years, none of the Reporting Parties and, to the knowledge of each Reporting Party, none of the executive officers or directors of any of the Reporting Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Certain information required by Item 2 concerning the directors and executive officers of each of the Reporting Parties, entities controlling the Reporting Parties and their directors and executive officers is set forth on Schedule A hereto, which Schedule A is incorporated herein by reference.


                               Page 9 of 26 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The 3,801,703 Shares held by Prudential on behalf of its general account were purchased from the Company on September 24, 1997 for a purchase price of $75,000,000. The source of the funds used to pay the purchase price is the working capital of Prudential.

                  The 1,774,128 Shares held by Prudential on behalf of the Western Conference of Teamsters Separate Account were purchased from the Company on September 24, 1997 for a purchase price of $35,000,000. The source of funds used to pay the purchase price is the funds held by Prudential on behalf of the Western Conference of Teamsters Separate Account.

                  Pursuant to a Contribution Agreement (SPF-I Separate Account) (the "SPF-I Contribution Agreement") dated as of September 24, 1997 by and between Prudential, on behalf of the Strategic Performance Fund-I Separate Account, and the Company, Prudential sold and transferred to the Company on September 24, 1997, certain industrial/warehouse facilities and related personal property in return for cash and 1,106,931 Shares. In addition, pursuant to a Contribution Agreement (Chevron Separate Account) (the "Chevron Contribution Agreement"; and together with the SPF-I Contribution Agreement, the "Contribution Agreements") dated as of August 27, 1997 by and between Prudential, on behalf of the Chevron Separate Account, and the Company, Prudential sold and transferred to the Company on August 29, 1997, certain other industrial/warehouse facilities and related personal property in return for cash and 808,888 Shares. The foregoing description of the SPF-I Contribution Agreement and the Chevron Contribution Agreement is qualified in its entirety by reference to such Contribution Agreements, copies of which are filed as Exhibits I and II hereto, respectively, and are incorporated herein by reference.

                  The 1,013,788 Shares held by SPF-II were purchased from the Company on September 24, 1997 for a purchase price of $20,000,000. The source of the funds used to pay the purchase price is the capital of SPF-II available for investments.

                  The 506,894 Shares held by Prudential Variable Contract Partnership were purchased from the Company on September 24, 1997 for a purchase price of $10,000,000. The source of the funds used to pay the purchase price is the capital of Prudential Variable Contract Partnership available for investments.


                               Page 10 of 26 Pages

ITEM 4.           PURPOSE OF TRANSACTION

                  Prudential acquired and is holding the Shares on behalf of its general account and on behalf of the Separate Accounts, and SPF-II and Prudential Variable Contract Partnership acquired and are holding the Shares, for investment purposes and without the intention of effecting a change in control of the Company. Notwithstanding the foregoing, depending on market conditions, any of the Reporting Parties may choose to acquire additional Shares or dispose of some or all of its Shares.

                  Except as set forth in the next succeeding paragraph, no Reporting Party, nor to any Reporting Party's knowledge, any of the Reporting Parties or other persons identified on Schedule A has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                  Pursuant to the terms of the Amended and Restated Stock Purchase Agreement dated as of June 12, 1997 by and between Prudential, on behalf of its general account, and the Company (the "General Account Stock Purchase Agreement"), and the terms of the letter agreement dated as of September 24, 1997 by and between Prudential, on behalf of its general account, and the Company (the "Director Nominee Letter Agreement"), the Company has agreed to use its commercially reasonable efforts to cause the Board of Directors of the Company to increase the size of the Board of Directors by one person and to elect a designee of Prudential to fill such vacancy and to endorse the selection of such designee for appointment as a member of the Board Affairs Committee of the Board of Directors promptly after Prudential provides written notice to the Company naming its designee and providing information regarding such designee as the Company may be required to disclose to its stockholders. The foregoing description of the General Account Stock Purchase Agreement and the Director Nominee Letter Agreement is qualified in its entirety by reference to such Agreements, copies of which are filed as Exhibits III and IV hereto, respectively, and are incorporated herein by reference.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                  (a) Prudential beneficially owns 9,012,332 Shares, or approximately 33.64% of the 26,787,319 Shares (excluding the 2,272,727 shares of Series B Convertible Preferred Stock of the Company that are convertible into Shares) issued and outstanding as of September 30, 1997 (after giving effect to the issuance of 8,203,444 Shares to Prudential, SPF-II and Prudential Variable Contract Partnership on September 24, 1997 and 808,888 Shares to the Chevron Separate Account on August 29, 1997).


                               Page 11 of 26 Pages

                  Of such 9,012,332 Shares, Prudential directly beneficially owns 3,801,703 Shares for its general account and 3,689,947 Shares on behalf of the Separate Accounts (i.e., 808,888 on behalf of the Chevron Separate Account, 1,106,931 on behalf of the SPF-I Separate Account and 1,774,128 on behalf of the Western Conference of Teamsters Separate Account). In addition, Prudential may be deemed to beneficially own 1,013,788 Shares held directly by SPF-II by virtue of Prudential's right to direct the votes of such Shares in accordance with the terms of the SPF-II Management Agreement,and Prudential may be deemed to beneficially own 506,894 Shares held directly by Prudential Variable Contract Partnership by virtue of Prudential's right to direct the votes of such Shares in accordance with the terms of the Prudential Variable Contract Partnership Management Agreement.

                  SPF-II directly beneficially owns 1,013,788 Shares or approximately 3.78% of the 26,787,319 Shares issued and outstanding as of September 30, 1997 (after giving effect to the issuance of 8,203,444 Shares to Prudential, SPF-II and Prudential Variable Contract Partnership on September 24, 1997 and 808,888 Shares to the Chevron Separate Account on August 29, 1997), and Prudential Variable Contract Partnership directly beneficially owns 506,894 Shares or approximately 1.89% of the 26,787,319 Shares issued and outstanding as of September 30, 1997 (after giving effect to the issuance of 8,203,444 Shares to Prudential, SPF-II and Prudential Variable Contract Partnership on September 24, 1997 and 808,888 Shares to the Chevron Separate Account on August 29, 1997).

                  Prudential Securities Inc., an indirect wholly-owned subsidiary of Prudential ("PSI"), beneficially owns on the date hereof 1,512 Shares in certain discretionary accounts on behalf of clients of PSI. Prudential disclaims beneficial ownership of such Shares because the management of PSI, and not Prudential, directs the disposition and/or voting, if any, of such Shares.

                  (b) Prudential has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 3,801,703 Shares directly and beneficially owned by it on behalf of its general account and the 3,689,947 Shares directly and beneficially owned by it on behalf of the Separate Accounts. Prudential has the sole power to direct the vote with respect to the 1,013,788 Shares held directly by SPF-II pursuant to the SPF-II Management Agreement. Prudential also has the power to direct the vote with respect to the 506,894 Shares held directly by Prudential Variable Contract Partnership pursuant to the


                               Page 12 of 26 Pages

Prudential Variable Contract Partnership Management Agreement.

                  SPF-II has the sole power to direct the disposition of the 1,013,788 Shares held by SPF-II. Prudential Variable Contract Partnership has the sole power to direct the dispositions of the 506,894 Shares held by it and the power to direct the vote (along with Prudential pursuant to the Prudential Variable Contract Partnership Management Agreement) of the 506,894 Shares held by Prudential Variable Contract Partnership.

                  (c) Except as specified above in Item 3, none of the Reporting Parties has effected any transactions in the Shares during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  As described in Item 3 above, Prudential and the Company entered into the SPF-I Contribution Agreement and the Chevron Contribution Agreement pursuant to which Prudential obtained from the Company 1,106,931 Shares on behalf of the Strategic Performance Fund-I Separate Account and 808,888 Shares on behalf of the Chevron Separate Account. The foregoing description of the SPF-I Contribution Agreement and the Chevron Contribution Agreement is qualified in its entirety by reference to such Contribution Agreements, copies of which are filed as Exhibits I and II hereto, respectively, and are incorporated herein by reference.

                  As described in Item 4 above, Prudential, on behalf of its general account, entered into the General Account Stock Purchase Agreement, pursuant to which Prudential purchased 3,801,703 Shares from the Company. As further described in Item 4 above, the General Account Stock Purchase Account together with the Director Nominee Letter Agreement grants Prudential the right to designate a nominee to the Board of Directors of the Company upon Prudential providing certain written notice to the Company. The foregoing description of the General Account Stock Purchase Agreement and the Director Nominee Letter Agreement is qualified in its entirety by reference to such Agreements, copies of which are filed as Exhibits III and IV hereto, respectively, and are incorporated herein by reference.

                  In addition to the foregoing: (i) Prudential, on behalf of the Western Conference of Teamsters Separate Account and the Company entered into the Stock Purchase


                               Page 13 of 26 Pages

Agreement dated as of June 12, 1997 (the "Western Conference of Teamsters Stock Purchase Agreement"), pursuant to which Prudential, on behalf of the Western Conference of Teamsters Separate Account, purchased from the Company 1,774,128 Shares; (ii) Prudential Variable Contract Partnership and the Company entered into the Stock Purchase Agreement dated as of June 12, 1997 (the "Variable Contract Stock Purchase Agreement"), pursuant to which Prudential Variable Contract Partnership, purchased from the Company 506,894 Shares; and (iii) SPF-II and the Company entered into the Stock Purchase Agreement dated as of June 12, 1997 (the "SPF-II Stock Purchase Agreement"), pursuant to which SPF-II purchased from the Company 1,013,788 Shares. The foregoing description of the Western Conference of Teamsters Stock Purchase Agreement, the Variable Contract Stock Purchase Agreement and the SPF-II Stock Purchase Agreement is qualified in its entirety by reference to such Agreements, copies of which are filed as Exhibits V, VI and VII hereto, respectively, and are incorporated herein by reference.

                  Prudential, on behalf of its general account and on behalf of the Western Conference of Teamsters Separate Account, SPF-II and Prudential Variable Contract Partnership also entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of September 24, 1997 among the Company and such parties. In addition, Prudential, on behalf of the Chevron Separate Account and the Strategic Performance Fund-I Separate Account, entered into the Amended and Restated Registration Rights Agreement (the "Amended and Restated Registration Rights Agreement"; and together with the Registration Rights Agreement, the "Registration Rights Agreements") dated as of September 24, 1997 among the Company and Prudential, on behalf of the Chevron Separate Account and the Strategic Performance Fund-I Separate Account. Pursuant to the terms of the Registration Rights Agreements, the Company has agreed, prior to the date that is ninety days after the date of the Registration Rights Agreements, to file a registration statement under Rule 415 of the Securities Act of 1933, as amended (the "Shelf Registration"), registering the Shares to be issued to Prudential and the other parties to the Registration Rights Agreements pursuant to the Contribution Agreements and the Stock Purchase Agreements. The Company agrees in the Registration Rights Agreements to use its best efforts to keep such registration statement effective until the earlier of (i) the fifth anniversary of the date on which the Shelf Registration is declared effective and (ii) all of the Shares covered thereby have been sold. Prudential and the other parties thereto have been granted certain other demand and piggyback registration rights as set forth in the Registration Rights Agreements. The foregoing description of the Registration Rights Agreements is qualified in its entirety by reference to the Registration Rights Agreement and the Amended Registration Rights Agreement, copies of


                               Page 14 of 26 Pages
which are filed as Exhibits VIII and IX hereto, respectively, and are incorporated herein by reference.

                  Finally, as described in Item 2 above, Prudential entered into the SPF-II Management Agreement with SPF-II and the Prudential Variable Contract Partnership Management Agreement with Prudential Variable Contract Partnership pursuant to which Prudential has the right to direct the votes of the Shares held by SPF-II and Prudential Variable Contract Partnership, respectively. The foregoing description of the SPF-II Management Agreement and the Prudential Variable Contract Partnership Management Agreement is qualified in its entirety by reference to the SPF-II Management Agreement and the Prudential Variable Contract Partnership Management Agreement, copies of which are filed as Exhibits X and XI hereto, respectively, and are incorporated herein by reference.

                  The filing of this Statement should not be construed as an admission that Prudential is or was for the purposes of Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares listed herein.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS


           Exhibit No.                    Description
           -----------                    -----------

                I                   SPF-I Contribution
                                    Agreement

                II                  Chevron Contribution
                                    Agreement

               III                  General Account Stock
                                    Purchase Agreement

                IV                  Director Nominee Letter
                                    Agreement

                V                   Western Conference of
                                    Teamsters Stock
                                    Purchase Agreement

                VI                  Variable Contract Stock
                                    Purchase Agreement

               VII                  SPF-II Stock Purchase
                                    Agreement

               VIII                 Registration Rights
                                    Agreement

                IX                  Amended and Restated
                                    Registration Rights
                                    Agreement


                               Page 15 of 26 Pages

           Exhibit No.                    Description
           -----------                    -----------

                X                   SPF-II Management
                                    Agreement

                XI                  Prudential Variable
                                    Contract Partnership
                                    Management Agreement

               XII                  Agreement Regarding
                                    Joint Filing


                               Page 16 of 26 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 3, 1997



THE PRUDENTIAL INSURANCE COMPANY
  OF AMERICA


By:      /s/ Robert W. Gradsden
         -----------------------------------------------
         Name:             Robert W. Gradsden
         Title:            Vice President



STRATEGIC PERFORMANCE FUND-II, INC.


By:      /s/ Joel W. Stoesser
         -----------------------------------------------
         Name:             Joel W. Stoesser
         Title:            President



THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP

         By: THE PRUDENTIAL INSURANCE COMPANY OF AMERICA, its
                  general partner


By:      /s/ Roger S. Pratt
         -----------------------------------------------
         Name:             Roger S. Pratt
         Title:            Vice President


                               Page 17 of 26 Pages

                                   SCHEDULE A


         Additional information required by Item 2 of Schedule 13D.

1. PRUDENTIAL INSURANCE COMPANY OF AMERICA. Set forth below is the name and business address of each executive officer or director of Prudential. Each of such persons is a citizen of the United States of America, except that Richard M. Thomson is a citizen of Canada.



DIRECTORS

                       PRINCIPAL OCCUPATION/
NAME                   TITLE                       ADDRESS
------                 -----------------------     -----------


Franklin E. Agnew      Business Consultant         USX Tower
                                                   Suite 660
                                                   600 Grant Street
                                                   Pittsburgh, PA 15219


Frederic K. Becker     President                   Wilentz Goldman & Spitzer
                                                   90 Woodbridge Center Drive
                                                   Suite 900
                                                   Woodbridge, NJ 07095


James G. Cullen        Vice Chairman               Bell Atlantic Corp.
                                                   1310 North Court House Road
                                                   11th Floor
                                                   Arlington, VA 22201


Carolyne K. Davis      Health Care Advisor         Ernst & Young
                                                   1225 Connecticut Avenue, NW
                                                   Washington, DC 20036


Roger A. Enrico        Chief Executive Officer     PepsiCo
                                                   700 Anderson Hill Road
                                                   Purchase, NY 10577


Allan D. Gilmour       Former Vice Chairman,       The Prudential Insurance
                       Ford Motor Company          Company of America
                                                   751 Broad Street
                                                   Newark, NJ 07102


William H. Gray III    President and CEO           United Negro College
                                                   Fund, Inc.
                                                   8260 Willow Oaks Corp. Drive
                                                   P.O. Box 10444
                                                   Fairfax, VA 22031-4511


Jon F. Hanson          Chairman                    Hampshire Management Company
                                                   235 Moore Street, Suite 200
                                                   Hackensack, NJ 07601


                               Page 18 of 26 Pages

Glen H. Hiner           Chairman and CEO            Owens Corning
                                                    Owens Corning Parkwall
                                                    Toledo, OH 43659


Constance Horner        Guest Scholar               The Brookings Institution
                                                    1775 Massachusetts Avenue,
                                                    NW
                                                    Washington, DC 20036-2188


Gaynor N. Kelley        Retired Chairman and CEO    The Prudential Insurance
                                                    Company of America
                                                    751 Broad Street
                                                    23rd Floor
                                                    Newark, NJ 07102


Burton G. Malkiel       Professor                   Princeton University Dept.
                                                    of Economics
                                                    110 Fisher Hall
                                                    Prospect Avenue
                                                    Princeton, NJ 08544-1021

Arthur F. Ryan          Chairman, CEO and           The Prudential Insurance
                        President                   Company of America
                                                    751 Broad Street
                                                    Newark, NJ 07102

Ida F.S. Schmertz       Principal                   Investment Strategies
                                                    International
                                                    c/o The Prudential Insurance
                                                    Company of America
                                                    751 Broad Street
                                                    23rd Floor
                                                    Newark, NJ 07102

Charles R. Sitter       Former President            Exxon Corporation
                                                    5959 Las Colinas Boulevard
                                                    Irving, TX 75039-2298


Donald L. Staheli       Chairman and CEO            Continental Grain Company
                                                    277 Park Avenue
                                                    New York, NY 10172


Richard M. Thomson      Chairman and CEO            The Toronto-Dominion Bank
                                                    P.O. Box 1
                                                    Toronto-Dominion Centre
                                                    Toronto, Ontario
                                                    Canada M5K 1A2


James A. Unruh          Chairman and CEO            Unisys Corporation Township
                                                    Line and Union Meetings
                                                    Roads
                                                    P.O. Box 500
                                                    Blue Bell, PA 19424-0001


P. Roy Vagelos, M.D.    Former Chairman and CEO     Merck & Co., Inc.
                                                    One Crossroads Drive
                                                    Building A, 3rd Floor
                                                    Bedminster, NJ 07921


                               Page 19 of 26 Pages

Stanley C. Van Ness, Esq.  Counselor at Law         Picco Herbert Kennedy
                                                    One State Street Square
                                                    Suite 1000
                                                    Trenton, NJ 08607-1388


Paul A. Volcker            Chairman and CEO         Wolfensohn & Co., Inc.
                                                    599 Lexington Avenue
                                                    New York, New York  10022


Joseph H. Williams         Director                 The Williams Companies, Inc.
                                                    One Williams Center
                                                    Tulsa, OK 74172






EXECUTIVE OFFICERS

                           PRINCIPAL OCCUPATION/
NAME                       TITLE                      ADDRESS
------                     -------------------------  -----------


Arthur F. Ryan             Chairman of the Board,     The Prudential Insurance
                           Chief Executive            Company of America
                           Officer and President      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777


E. Michael Caulfield       Chief Executive Officer,   The Prudential Insurance
                           Money Management Group     Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777


Michele Darling            Executive Vice President,  The Prudential Insurance
                           Human Resources            Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777


Mark B. Grier              Chief Financial Officer    The Prudential Insurance
                                                      Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777


Roger A. Lawson            Executive Vice President,  The Prudential Insurance
                           Marketing and Planning     Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777


John V. Scicutella         Operations and Systems     The Prudential Insurance
                           Executive Officer          Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777


                               Page 20 of 26 Pages

2. STRATEGIC PERFORMANCE FUND II, INC. SPF-II has four shareholders. The shareholders of SPF-II that may be deemed to control SPF-II are the Chrysler Pension Fund, a trust which owns 25.2% of the shares of SPF-II as of September 24, 1997, the Virginia Retirement System, a public retirement plan which owns 39.4% of SPF-II as of September 24, 1997, and the Prudential Retirement System for U.S. Employees and Special Agents, a trust which owns 23.6% of SPF-II as of September 24, 1997 (collectively, the "Major SPF-II Shareholders"). The principal business address of Chrysler Pension Fund is 1000 Chrysler Drive, Auburn Hills, Michigan 48236; the principal business address of the Virginia Retirement System is 209 South LaSalle, Chicago, Illinois 60604-1295; and the principal business address of the Prudential Retirement System for U.S. Employees and Special Agents is 751 Broad Street, Newark, New Jersey 07102-3777.

                  Set forth below is the name and business address of each executive officer or director of SPF-II. Each of such persons is a citizen of the United States of America.


DIRECTORS

                      PRINCIPAL OCCUPATION/
NAME                  TITLE                          ADDRESS
------                ---------------------------    -----------


Joel W. Stoesser      Managing Director              Prudential Real Estate
                                                     Investors
                                                     8 Campus Drive
                                                     4th Floor
                                                     Parsippany, NJ 07054


Dale Taysom           Managing Director              Prudential Real Estate
                                                     Investors
                                                     One Ravinia Drive
                                                     Suite 1400
                                                     Atlanta, GA 30346-2110


Blake Eagle           Chairman                       Massachusetts Institute of
                                                     Technology
                                                     Center for Real Estate
                                                     120 Massachusetts Avenue
                                                     Building W31-310
                                                     Cambridge, MA 02139-4307


John F. Goydas        Former Managing Director       217-55 Peck Avenue
                      of J.P. Morgan Investment      Hollis Hills, NY 11427
                      Management, Inc.


                               Page 21 of 26 Pages

EXECUTIVE OFFICERS

                         PRINCIPAL OCCUPATION/
NAME                     TITLE                       ADDRESS
------                   ------------------------    -----------


Joel W. Stoesser         President                   Strategic Performance Fund
                                                     II, Inc.
                                                     8 Campus Drive
                                                     4th Floor
                                                     Parsippany, NJ 07054


Jose Gener               Vice President And          Strategic Performance Fund
                         Treasurer                   II, Inc.
                                                     8 Campus Drive
                                                     4th Floor
                                                     Parsippany, NJ 07054


Joseph D. Margolis       Secretary                   Strategic Performance Fund
                                                     II, Inc.
                                                     8 Campus Drive
                                                     4th Floor
                                                     Parsippany, NJ 07045


Peter Eckert             Comptroller                 Strategic Performance
                                                     Fund II, Inc.
                                                     8 Campus Drive
                                                     4th Floor
                                                     Parsippany, NJ 07045




         Set forth below is the name and business address of each executive officer or director of each Major SPF-II Shareholder. Each of such persons is a citizen of the United States of America.

A. Virginia Retirement System



TRUSTEES

                         PRINCIPAL OCCUPATION/
NAME                     TITLE                        ADDRESS
------                   ------------------------     -----------


Edwin T. Burton, III     Retired                      c/o Virginia Retirement
                                                      Systems
                                                      1200 E. Main Street
                                                      Richmond, VA 23718


R. William Bayliss, III  Executive Vice President     Wheat First Burcher Singer
                         and Branch Manager           P.O. Box 437
                                                      Winchester, VA 22604


Joseph L. Boyd           Dean-School of Business,     Northfolk State University
                         Norfolk State University     School of Business
                                                      Norfolk, VA 23504

Donald L. Cahill         Police Officer-Prince        1 County Complex
                         William County               Prince William, VA 22192


                               Page 22 of 26 Pages

Stuart W. Connock           Retired                     c/o Virginia Retirement
                                                        Systems
                                                        1200 E. Main Street
                                                        Richmond, VA 23718


Clifford A. Cutchins, III   Retired                     c/o Virginia Retirement
                                                        Systems
                                                        1200 E. Main Street
                                                        Richmond, VA 23718


Elise Lindbloom Emanuel     Guidance Counselor          110 Willow Drive
                                                        Williamsburg, VA 23185


Charles B. Walker           Chief Financial Officer     Ethyl Corporation
                                                        330 S. Fourth Street
                                                        Richmond, VA 23219


Janes C. Wheat III          Partner                     Riverfront Partners
                                                        901 East Byrd Street
                                                        Richmond, VA  23219


EXECUTIVE OFFICERS

                            PRINCIPAL OCCUPATION/
NAME                        TITLE                            ADDRESS
------                      -------------------------        -----------


Donna M. Blateclay          Asst. Director of Benefit        c/o Virginia
                            Programs                         Retirement Systems
                                                             120 E. Main Street
                                                             Richmond, VA 23718


Wallace G. Harris           Deputy Director                  c/o Virginia
                                                             Retirement Systems
                                                             120 E. Main Street
                                                             Richmond, VA 23718



William H. Leighty          Director                         c/o Virginia
                                                             Retirement Systems
                                                             120 E. Main Street
                                                             Richmond, VA 23718



Gary L. Smith               Asst. Director of Finance        c/o Virginia
                                                             Retirement Systems
                                                             120 E. Main Street
                                                             Richmond, VA 23718



Erwin H. Will, Jr.          Chief Investment Officer         c/o Virginia
                                                             Retirement Systems
                                                             120 E. Main Street
                                                             Richmond, VA 23718





B.  CHRYSLER PENSION FUND

TRUSTEE

                           Principal Occupation/
Name                       Title                     Address
----                       ---------------------     -------

Bankers Trust Company      N/A                       Bankers Trust Company
                                                     4 Exchange Place
                                                     Jersey City, NJ  07302

EXECUTIVE OFFICERS

                           Principal Occupation/
Name                       Title                     Address
----                       ---------------------     -------

Russell Flynn              Director of Treasurer's   Chrysler Pension Fund
                           Department                1000 Chrysler Drive
                                                     Auburn Hills, MI  48236

Thomas Capo                Treasurer                 Chrysler Pension Fund
                                                     1000 Chrysler Drive
                                                     Aururn Hills, MI  48236

C.  PRUDENTIAL RETIREMENT SYSTEM FOR U.S. EMPLOYEES AND SPECIAL AGENTS

(See Section 1 of this Schedule A for information regarding directors and executive officers of Prudential Retirement System for U.S. Employees and Special Agents)


3. PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP. The partners of Prudential Variable Contract Partnership are Prudential, Pruco Life Insurance Company, an Arizona corporation that is wholly owned by Prudential, and Pruco Life Insurance Company of New Jersey, a New Jersey corporation that is wholly owned by Pruco Life ("Pruco Life of New Jersey"; and together with Pruco Life Insurance Company, the "Remaining


                               Page 23 of 26 Pages

General Partners"). Each Remaining General Partner is controlled by Prudential.

                  Pruco Life Insurance Company is an insurance company and the address of its principal business and principal office is 213 Washington Street, Newark, New Jersey 07102. Pruco Life of New Jersey is an insurance company and the address of its principal business and principal office is 213 Washington Street, Newark, New Jersey 07102.

                  Set forth below is the name and business address of each executive officer or director of each partner of Prudential Variable Contract Partnership. Each of such persons is a citizen of the United States of America, except that Kiyofumi Sakaguchi is a citizen of Japan.


A.  PRUCO LIFE INSURANCE COMPANY



DIRECTORS

                        PRINCIPAL OCCUPATION/
NAME                    TITLE                         ADDRESS
------                  -------------------------     -----------

James John Avery, Jr.   Senior Vice President and     Prudential Insurance
                        Chief Actuary, Executive      Company of America
                        Management                    213 Washington Street
                                                      Newark, NJ  07102


William M. Bethke       Chief Investment Officer      Gateway Center Two
                                                      McCarter Highway & Market
                                                      Street
                                                      Newark, NJ 07102


Ira Jeffrey Kleinman    Executive Vice President      Prudential Insurance
                        and Chief Marketing           Company of America
                        International Executives      751 Broad Street
                                                      Newark, NJ  07102


Mendel A. Melzer        Chief Investment Offices,     Prudential Insurance
                        PIA                           Company of America
                                                      751 Broad Street
                                                      Newark, NJ  07102


Esther Hook Milnes      Vice President and            Prudential Insurance
                        Actuary, Executive            Company of America
                        Management                    213 Washington Street
                                                      Newark, NJ  07102

Edward Issac Price      Senior Vice President,        Prudential Insurance
                        Executive Management          Company of America
                                                      213 Washington Street
                                                      Newark, NJ  07102



Kiyofumi Sakaguchi      President, International      Prudential Insurance
                        Executive                     Company of America
                                                      751 Broad Street
                                                      Newark, NJ  07102



                               Page 24 of 26 Pages

EXECUTIVE OFFICERS

NAME                      PRINCIPAL OCCUPATION/     ADDRESS
------                    TITLE                     -----------
                          ---------------------


Esther Hook Milnes        President                 Pruco Life Insurance Company
                                                    213 Washington Street
                                                    Newark, New Jersey  07102


Susan Louise Blount       Secretary                 Pruco Life Insurance Company
                                                    213 Washington Street
                                                    Newark, New Jersey  07102


Charles Edward Chaplin    Treasurer                 Pruco Life Insurance Company
                                                    213 Washington Street
                                                    Newark, New Jersey  07102


Linda Dougherty           Comptroller               Pruco Life Insurance Company
                                                    213 Washington Street
                                                    Newark, New Jersey  07102




B.  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY



DIRECTORS

                         PRINCIPAL OCCUPATION/
NAME                     TITLE                         ADDRESS
------                   --------------------------    -----------


James John Avery, Jr.    Senior Vice President and     Prudential Insurance
                         Chief Actuary, Executive      Company of America
                         Management                    213 Washington Street
                                                       Newark, NJ 07102

William M. Bethke        Chief Investment Officer      Gateway Center Two
                                                       McCarter Highway & Market
                                                       Street
                                                       Newark, NJ 07102

Ira Jeffrey Kleinman     Executive Vice President      Prudential Insurance
                         and Chief Marketing           Company of America
                         International Executives      751 Broad Street
                                                       Newark, NJ 07102

Mendel A. Melzer         Chief Investment Offices,     Prudential Insurance
                         PIA                           Company of America
                                                       751 Broad Street
                                                       Newark, NJ 07102

Esther Hook Milnes       Vice President and            Prudential Insurance
                         Actuary, Executive            Company of America
                         Management                    213 Washington Street
                                                       Newark, NJ 07102

Edward Issac Price       Senior Vice President,        Prudential Insurance
                         Executive Management          Company of America
                                                       213 Washington Street
                                                       Newark, NJ 07102
                               Page 25 of 26 Pages

EXECUTIVE OFFICERS

                         PRINCIPAL OCCUPATION/
NAME                     TITLE                      ADDRESS
------                   -----------------------    -----------


Esther Hook Milnes       President                  Pruco Life Insurance Company
                                                    of New Jersey
                                                    213 Washington Street
                                                    Newark, New Jersey  07102


Susan Louise Blount      Secretary                  Pruco Life Insurance Company
                                                    of New Jersey
                                                    213 Washington Street
                                                    Newark, New Jersey  07102


Martin Pfinsgraff        Treasurer                  Pruco Life Insurance Company
                                                    of New Jersey
                                                    213 Washington Street
                                                    Newark, New Jersey  07102


Charles Edward Chaplin   Treasurer                  Pruco Life Insurance Company
                                                    of New Jersey
                                                    213 Washington Street
                                                    Newark, New Jersey  07102


Linda Dougherty          Comptroller                Pruco Life Insurance Company
                                                    of New Jersey
                                                    213 Washington Street
                                                    Newark, New Jersey  07102




C.  PRUDENTIAL INSURANCE COMPANY OF AMERICA


    (See Section 1 of this Schedule A)

                  During the past five years, to the knowledge of each Reporting Party, none of the Major SPF-II Shareholders or Remaining Partners (as defined above, and collectively referred to hereinafter as the "Related Parties") or the executive officers or directors of any of the Related Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the past five years, to the knowledge of each Reporting Party, none of the Related Parties or the executive officers or directors of any of the Related Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 26 of 26 Pages

                                  EXHIBIT INDEX





           Exhibit No.           Description               Page No.
           -----------           -----------               --------

                I          SPF-I Contribution              I1-I56
                           Agreement

                II         Chevron                         II1-II59
                           Contribution
                           Agreement

               III         General Account                 III1-IV29
                           Stock Purchase
                           Agreement

                IV         Director Nominee                IV1-IV2
                           Letter Agreement

                V          Western Conference              V1-V28
                           of Teamsters Stock
                           Purchase Agreement

                VI         Variable Contract               VI1-VI28
                           Stock Purchase
                           Agreement

               VII         SPF-II Stock                    VII1-VII28
                           Purchase
                           Agreement

               VIII        Registration                    VIII1-VIII19
                           Rights Agreement

                IX         Amended and                     IX1-IX17
                           Restated
                           Registration
                           Rights Agreement

                X          SPF-II Management               X1-X8
                           Agreement

                XI         Prudential                      XI1-XI4
                           Variable Contract
                           Partnership
                           Management
                           Agreement

               XII         Agreement                       XII1
                           Regarding Joint
                           Filing